UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PARDES BIOSCIENCES, INC.

(Name of Subject Company)

PARDES BIOSCIENCES, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

69945Q 105

(CUSIP Number of Common Stock)

Thomas G. Wiggans

Chief Executive Officer

Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, California 92008

(415) 649-8758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Douglas N. Cogen, Esq. Ethan Skerry, Esq. Ran D. Ben-Tzur, Esq. Jennifer J. Hitchcock, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94104 (415) 875-2300	Elizabeth Lacy General Counsel and Corporate Secretary Pardes Biosciences, Inc. 2173 Salk Avenue, Suite 250 PMB#052 Carlsbad, California 92008 (415) 649-8758

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following communication related to the proposed acquisition of Pardes Biosciences, Inc. (the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 16, 2023 (the “Merger Agreement”), by and among the Company, MediPacific, Inc., a Delaware corporation (“Parent”), and MediPacific Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”):

1)	Press Release of the Company issued on July 17, 2023, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of the Company referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company or any other securities. This communication is also not a substitute for the tender offer materials that Parent and Merger Sub will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Merger Sub will file with the SEC a Tender Offer Statement on Schedule TO and a Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) and a Schedule 13E-3.

THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND THE SCHEDULES 13E-3 WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

When filed, the Company’s stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement, the Schedules 13E-3 and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Investors page of the Company’s website, www.pardesbio.com, or by contacting the Company at ir@pardesbio.com. In addition, the Company’s stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the proposed acquisition of the Company by Parent. Such forward-looking statements include, but are not limited to, the ability of the Company and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transactions, the Company’s and Parent’s beliefs and expectations and statements about the benefits sought to be achieved by Parent’s proposed acquisition of the Company, the potential effects of the acquisition on both the Company and Parent, the possibility that the conditions to payments under the CVRs (as defined in the Merger Agreement) will be met and the possibility of any termination of the Merger Agreement. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should,” “predict,” “goal,” “strategy,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. The Company has based these forward-looking statements on current expectations and projections about future events, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders unaffiliated with the Parent will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee; the effects of disruption from the transactions contemplated by the Merger Agreement; and the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Additional factors that may affect the future results of the Company are set forth in the Company’s filings with the SEC including the Company’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks described in this communication and in the Company’s filings with the SEC should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date hereof to conform these statements to actual results or revised expectations.

Exhibit No.	Description

99.1	Press Release of the Company issued on July 17, 2023.